SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Schedule 13G

(Rule 13d-102)

Information to Be Included in Statements Filed Pursuant to Rules 13d-1 (b), (c) and (d) and

Amendments Thereto Filed Pursuant To 13d-2

Under the Securities Exchange Act of 1934

(Amendment No. 14)*

Baidu, Inc.

(Name of Issuer)

Class A Ordinary Shares

Class B Ordinary Shares

(Title of Class of Securities)

G07034104

(CUSIP Number)

December 31, 2019

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐	Rule 13d-1(b)

☐	Rule 13d-1(c)

☒	Rule 13d-1(d)

*

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

13G

CUSIP No. G07034104	Page 2 of 7 Pages

1	Name of Reporting Person Robin Yanhong Li
2	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☐
3	SEC Use Only
4	Citizenship or Place of Organization The People’s Republic of China

Number of Shares Beneficially Owned by Each Reporting Person With	5	Sole Voting Power 5,692,736[1] ordinary shares. Handsome Reward Limited may also be deemed to have sole voting power with respect to 5,625,503 ordinary shares.
	6	Shared Voting Power 0
	7	Sole Dispositive Power 5,692,736[1] ordinary shares. Handsome Reward Limited may also be deemed to have sole dispositive power with respect to 5,625,503 ordinary shares.
	8	Shared Dispositive Power 0

9	Aggregate Amount Beneficially Owned by Each Reporting Person 5,692,736 ordinary shares
10	Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares ☒
11	Percent Of Class Represented By Amount In Row 9 16.4%[2]
12	Type of Reporting Person IN

[1]

Includes (i) 37,665 Class A Ordinary Shares directly held by Mr. Li on record, (ii) 21,830 Class A ordinary shares in the form of ADSs held by Mr. Li in the brokerage account of the administrator of the issuer’s employee stock option program, (iii) 4,279 Class A Ordinary Shares issuable to Mr. Li upon exercise of options within 60 days after December 31, 2019, (iv) 3,459 Class A Ordinary Shares issuable to Mr. Li upon vesting of restricted shares within 60 days after December 31, 2019, (v) 5,490,000 Class B Ordinary Shares held on record by Handsome Reward Limited, a British Virgin Islands company wholly owned by Mr. Li, (vi) 44,668 Class A ordinary shares in the form of ADSs held by Handsome Reward Limited in the brokerage account of the administrator of the issuer’s employee stock option program, (vii) 86,972 Class A Ordinary Shares issuable to Handsome Reward Limited upon exercise of options within 60 days after the date of December 31, 2019, and (viii) 3,863 Class A Ordinary Shares issuable to Handsome Reward Limited upon vesting of restricted shares within 60 days after December 31, 2019. Each Class B Ordinary Share is convertible at the option of the holder into one Class A Ordinary Share. The rights of the holders of Class A Ordinary Shares and Class B Ordinary Shares are identical, except with respect to conversion rights (noted above) and voting rights. Each Class B Ordinary Share is entitled to ten votes per share, whereas each Class A Ordinary Share is entitled to one vote per share.

[2]	Assumes conversion of all Class B Ordinary Shares into the same number of Class A Ordinary Shares.

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CUSIP No. G07034104	Page 3 of 7 Pages

1	Name Of Reporting Person Handsome Reward Limited
2	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☐
3	SEC Use Only
4	Citizenship or Place of Organization British Virgin Islands

Number of Shares Beneficially Owned by Each Reporting Person With	5	Sole Voting Power 5,625,503[3] ordinary shares. Robin Yanhong Li may also be deemed to have sole voting power with respect to the above shares.
	6	Shared Voting Power 0
	7	Sole Dispositive Power 5,625,503[3] ordinary shares. Robin Yanhong Li may also be deemed to have sole dispositive power with respect to the above shares.
	8	Shared Dispositive Power 0

9	Aggregate Amount Beneficially Owned by Each Reporting Person 5,625,503 ordinary shares
10	Check if the Aggregate Amount in Row (9) Excludes Certain Shares ☐
11	Percent of Class Represented by Amount in Row 9 16.2%[4]
12	Type of Reporting Person CO

[3]

Includes (i) 5,490,000 Class B Ordinary Shares held on record, (ii) 44,668 Class A ordinary shares in the form of ADSs held by Handsome Reward Limited in the brokerage account of the administrator of the issuer’s employee stock option program, (iii) 86,972 Class A Ordinary Shares issuable upon exercise of options within 60 days after December 31, 2019, and (iv) 3,863 Class A Ordinary Shares issuable upon vesting of restricted shares within 60 days after December 31, 2019.

[4]	Assumes conversion of all Class B Ordinary Shares into the same number of Class A Ordinary Shares.

13G

CUSIP No. G07034104	Page 4 of 7 Pages

Item 1(a).	Name of Issuer:

Baidu, Inc.

Item 1(b).	Address of Issuer’s Principal Executive Offices:

Baidu Campus

No. 10 Shangdi 10th Street

Haidian District, Beijing 100085

The People’s Republic of China

Item 2(a).	Name of Person Filing:

Robin Yanhong Li

Handsome Reward Limited

Item 2(b).	Address of Principal Business Office or, if None, Residence:

Robin Yanhong Li

Baidu Campus

No. 10 Shangdi 10th Street

Haidian District, Beijing 100085

The People’s Republic of China

Handsome Reward Limited

c/o Robin Yanhong Li

Baidu Campus

No. 10 Shangdi 10th Street

Haidian District, Beijing 100085

The People’s Republic of China

Item 2(c)	Citizenship:

Robin Yanhong Li – The People’s Republic of China

Handsome Reward Limited – British Virgin Islands

Item 2(d).	Title of Class of Securities:

Class A Ordinary Shares and Class B Ordinary Shares (collectively, “Ordinary Shares”)

Item 2(e).	CUSIP Number:

G07034104

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CUSIP No. G07034104	Page 5 of 7 Pages

Item 3.	If this statement is filed pursuant to §§ 240.13d-1(b), or 240.13d-2(b) or (c), check whether the persons filing is a:

Not applicable

Item 4.	Ownership:

The following information with respect to the ownership of the Ordinary Shares of the issuer by each of the reporting persons is provided as of December 31, 2019:

Reporting Person	Amount beneficially owned:	Percent of class:	Sole power to vote or direct the vote:	Shared power to vote or to direct the vote:	Sole power to dispose or to direct the disposition of:	Shared power to dispose or to direct the disposition of:
Robin Yanhong Li	5,692,736	16.4%	5,692,736	0	5,692,736	0
Handsome Reward Limited	5,625,503	16.2%	5,625,503	0	5,625,503	0

The above table includes collectively those Class A Ordinary Shares and Class B Ordinary Shares held by each reporting person, and assumes conversion of all Class B Ordinary Shares into the same number of Class A Ordinary Shares.

As of December 31, 2019, Robin Yanhong Li was the record owner of 37,665 Class A Ordinary Shares, and owned 21,830 Class A ordinary shares in the brokerage account of the administrator of the issuer’s employee stock option program. Mr. Li also had right to acquire 4,279 Class A Ordinary Shares upon exercise of options, and 3,459 Class A Ordinary Shares upon vesting of restricted shares, granted under the Company’s share incentive plans within 60 days after December 31, 2019.

As of December 31, 2019, Handsome Reward Limited, a British Virgin Islands company, was the record owner of 5,490,000 Class B Ordinary Shares, and owned 44,668 Class A ordinary shares in the brokerage account of the administrator of the issuer’s employee stock option program. Handsome Reward Limited also had right to acquire 86,972 Class A Ordinary Shares upon exercise of options, and 3,863 Class A Ordinary Shares upon vesting of restricted shares, granted under the Company’s share incentive plans within 60 days after December 31, 2019. Robin Yanhong Li is the sole owner and director of Handsome Reward Limited. Pursuant to Section 13(d) of the Securities Exchange Act of 1934, as amended, and the rules promulgated thereunder, Robin Yanhong Li may be deemed to beneficially own all of the shares held by Handsome Reward Limited.

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CUSIP No. G07034104	Page 6 of 7 Pages

The voting power of the shares beneficially owned by Robin Yanhong Li represented 55.4% of the total outstanding voting power of the Company as of December 31, 2019. The percentage of voting power is calculated by dividing the voting power beneficially owned by the reporting person by the voting power of all of the Company’s holders of Class A ordinary shares and Class B ordinary shares as a single class as of December 31, 2019. Each holder of Class A Shares is entitled to one vote per share and each holder of Class B Shares is entitled to ten votes per share on all matters submitted to them for a vote.

Melissa Ma, Robin Yanhong Li’s wife, was the record owner of 1,510,000 Class B Ordinary Shares as of December 31, 2019, and owned 8,477 ADSs in the brokerage account of the administrator of the issuer’s employee stock option program. She also had the right to acquire 15,232 ADSs upon the vesting of restricted share units granted under the Company’s share incentive plan within 60 days after December 31, 2019. Robin Yanhong Li may be deemed to share beneficial ownership of the shares owned by Melissa Ma. Robin Yanhong Li expressly disclaims such beneficial ownership of the shares beneficially owned by Melissa Ma.

Item 5.	Ownership of Five Percent or Less of a Class:

Not applicable

Item 6.	Ownership of More than Five Percent on Behalf of Another Person:

Not applicable

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Controlling Person:

Not applicable

Item 8.	Identification and Classification of Members of the Group:

Not applicable

Item 9.	Notice of Dissolution of Group:

Not applicable

Item 10.	Certifications:

Not applicable

13G

CUSIP No. G07034104	Page 7 of 7 Pages

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: February 13, 2020

Robin Yanhong Li	By:	/s/ Robin Yanhong Li
Robin Yanhong Li

Handsome Reward Limited	By:	/s/ Robin Yanhong Li
Name: Robin Yanhong Li
Title: Director

LIST OF EXHIBITS

Exhibit No.	Description

A	Joint Filing Agreement